December 14, 2022 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street NE Washington, D.C. 20549	White & Case LLP 555 South Flower Street Suite 2700 Los Angeles, California 90071-2433 T +1 213 620 7700 whitecase.com

Attn: Tyler Howes

Re:	Apollomics Inc.

Registration Statement on Form F-4

Filed November 22, 2022

File No. 333-268525

Mr. Howes:

On behalf of our client, Apollomics Inc., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) with respect to the above-referenced registration statement on Form F-4 filed on November 22, 2022 (File No. 333-268525, the “Registration Statement”), contained in the Staff’s letter dated December 5, 2022 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 1 to the Registration Statement on Form F-4 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form F-4 filed November 22, 2022

Cover Page

1.

We note your response to prior comment 13 and reissue in part. Please revise your cover page to include a clear description of how cash is transferred through your organization. Please also make similar changes in the “Holding Company Structure” section of the Summary of Proxy Statement/Prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 42 of Amendment No. 1.

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Risk Factors

Risks Related to Doing Business in Greater China, page 49

2.

We note your response to prior comment 17 and your disclosure on page 4 that defines “Greater China” to include Taiwan. Please revise to remove Taiwan from the definition of Greater China or tell us why you believe it is appropriate.

Response: In response to the Staff’s comment, the Company has revised the definition of Greater China on page 4 of Amendment No. 1.

3.

We note your response to prior comment 19. Please revise to affirmatively state to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 53 of Amendment No. 1.

Certain Material Tax Considerations

Certain U.S. Federal Income Tax Considerations, page 192

4.

We note your response to prior comment 26 that there are significant factual and legal uncertainties regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. However, you continue to state in the registration statement that the parties to the Merger intend for the Merger to qualify as a reorganization within the meaning of Section 368 of the Code. Accordingly, please have counsel file a tax opinion supporting this conclusion. Note that your tax opinion may be conditioned or may be qualified by any facts that are unknown and that give rise to doubt regarding the conclusion, so long as such conditions and qualifications are adequately described in the filing. Refer to Item 601(b)(8) of Regulation S-K. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” or “more likely than not” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Section III.C.4 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11-12, 121-122 and 198 of Amendment No. 1 and has filed a tax opinion of Nelson Mullins Riley & Scarborough LLP as Exhibit 8.1.

Information about Apollomics, page 213

5.

We note your response to prior comment 28 and reissue in part. Please increase the size of your pipeline table appearing on page 215 and the graphics appearing on page 235 and 240 so that the text within is easily readable.

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Response: In response to the Staff’s comment, the Company has increased the size of the pipeline table appearing on pages 215 and 284 and the graphics appearing on pages 235 and 240.

Drug Candidate Development Status, page 215

6.

To the extent that you are not responsible for, and do not have control over, the clinical trials identified as “partner” trials, please revise your table to clearly disclose that fact, and disclose, by footnote or narrative accompanying the table, the extent of your financial interest in the development of the applicable product candidate, e.g., disclose, where applicable, that your financial interests are limited to specified potential milestone payments and/or royalty payments. To the extent that you do not have any direct financial interest in the development of the referenced product candidate by your “partner,” please remove the related trials from your pipeline table.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 215-216 of Amendment No. 1 to explain how the development of the Company’s drug candidates through third party trials could benefit the regulatory status and development costs of such drug candidates in the geographies and trials for which the Company is responsible and does control.

7.

We note your revised disclosure related to your APL-108 candidate. Please further revise to include a description of any preclinical studies or development activities conducted for this candidate. To the extent you have not conducted any development activities on this candidate, please revise to include an affirmative statement to that effect. Please also revise to include narrative disclosure explaining what is depicted in the graphic appearing on page 238.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 239-240 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 324

8.

Please revise the historical financial information included in the pro forma information for Maxpro to be consistent with the most recent financial statements presented in the filing. Please refer to the guidance in Rule 11-02(c) of Regulation S-X.

Response: The Company respectfully advises the Staff that Maxpro Capital Acquisition Corp.’s historical financial information included in the unaudited pro forma condensed combined financial information presented in the Registration Statement need not be revised to be consistent with Maxpro Capital Acquisition Corp.’s most recent financial statements presented in the Registration Statement under Rule 11-02(c) of Regulation S-X (“Rule 11-02(c)”).

The Company is the registrant under the Registration Statement on Form F-4 and is a foreign private issuer.

Rule 11-02(c) requires the presentation of (i) a pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required by Rule 3-01 of Regulation S-X (“Rule 3-01”) and (ii) a pro forma condensed statement of comprehensive income for (a) the most

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recent fiscal year and (b) the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.

Under Rule 3-01, a foreign private issuer may file the financial statements required by Item 8.A of Form 20-F (“Item 8.A”) in lieu of the financial statements specified in Rule 3-01. Item 8.A provides that “If the document is dated more than nine months after the end of the last audited financial year, it should contain consolidated interim financial statements, which may be unaudited (in which case that fact should be stated), covering at least the first six months of the financial year.” Item 8.A further provides “If, at the date of the document, the company has published interim financial information that covers a more current period than those otherwise required by this standard, the more current interim financial information must be included in the document.”

In addition, Section 6220.8(a) of the Division of Corporation Finance’s Financial Reporting Manual states that “The age of the pro forma financial information included in a registration statement is based on the age of financial statements requirement applicable to the registrant. If a foreign private issuer files a Form F-4 and the target company is a U.S. domestic registrant, the age of the pro forma information may be determined by reference to Item 8 of Form 20-F. By contrast, if a U.S. domestic registrant files a Form S-4 and the target company is a foreign private issuer, the age of the pro forma information must be determined by reference to S-X 3-12.”

In accordance with Item 8.A, and because the Company (i.e., the registrant) is a foreign private issuer filing a Form F-4, the Company has included unaudited interim financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021. The Company has not published interim financial information that covers a more current period. As required by Rule 11-02(c), the Company has included (i) a pro forma condensed combined statement of financial position as of June 30, 2022, which is the end of the most recent period for which a consolidated balance sheet of the Company is required by Rule 3-01, and (ii) pro forma condensed combined income statements for (a) the twelve months ended December 31, 2021, which is the Company’s most recent fiscal year, and (b) the six months ended June 30, 2022, which is the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. We further believe that it is appropriate to present the financial information of Maxpro Capital Acquisition Corp. for the same periods as the Company in the unaudited pro forma condensed combined financial information. As such, we respectfully submit that the unaudited pro forma condensed combined financial information presented in the Registration Statement complies with Rule 11-02(c) and need not be revised in the manner described in the comment of the Staff.

* * *

Please do not hesitate to contact Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

December 14, 2022

Best regards,

/s/ White & Case LLP

cc:	Guo-Liang Yu, Apollomics Inc.

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